METALLA ANNOUNCES 2020 SECOND QUARTER RESULTS

(All dollar amounts are in Canadian dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
January 23, 2020

Vancouver, Canada: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the second quarter ended November 30, 2019. For complete details of the consolidated financial statements and accompanying management's discussion and analysis for the quarter ended November 30, 2019, please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at http://www.metallaroyalty.com/.

"In our second fiscal quarter of 2020, Pan American Silver made significant advancements in moving the Joaquin and COSE mines toward production. This included the first shipment of development ore to the Manantial Espejo mill. We anticipate this will result in cash flow to Metalla starting in the first calendar quarter of 2020 from Joaquin and COSE" commented Brett Heath, President, and CEO of Metalla Royalty. "We are excited about the progress Agnico Eagle has made on Santa Gertrudis and El Realito and expect increases in reserves and resources on the majority of the key royalty assets in our portfolio in the first calendar quarter of 2020."

"On January 8, 2020, Metalla completed a successful listing on the NYSE American, a major milestone for the Company. This has significantly increased Metalla's market profile, liquidity, access to larger institutional investors, and a more diverse group of retail investors. We are looking forward to capitalizing on the benefits the NYSE American platform provides Metalla, enhancing our ability to scale our business through more accretive royalty transactions in 2020."

FINANCIAL HIGHLIGHTS

During the three months ended November 30, 2019, the Company:

  shipped 103,285 (2018 - 57,814) attributable silver ounces ("oz.") at an average realized price of US$17.43 (2018 - US$15.06) and average cash cost of US$7.21 (2018 - US$5.90) per oz. (see non-IFRS Financial Measures);

  generated operating cash margin of US$10.22 (2018 - US$9.16) per attributable silver oz. from the Endeavor silver stream and New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback") (see non-IFRS Financial Measures);

  had 61,296 (May 31, 2019 - 59,515) attributable silver oz. remaining and to be sold in subsequent periods;

  recognized revenue from stream interest of $2,137,581 (2018 - $1,623,140), income from operations of $729,190 (2018 - $578,898), net loss of $1,054,540 (2018 - $496,948), and adjusted EBITDA of $400,539 (2018 - $609,163) (see non-IFRS Financial Measures); and

  recorded fiscal year-to-date cash flow from operating activities, before net change in non-cash working capital items, of $129,167 (2018 - $1,895,630) along with its financing activities, resulted in working capital of $7,167,746 (May 31, 2019 - $862,799).

UPDATES ON ROYALTIES AND STREAMS

COSE & Joaquin

Pan American Silver Corp. ("Pan American") has disclosed by new release on January 15, 2020 that pre-production underground development at both COSE and Joaquin mines progressed during 2019 along with the purchase of the necessary mining equipment and the completion of the infrastructure facilities. Pan American stated that both mines will enter the production phase in early 2020 and there is no further project capital spending anticipated.

Metalla holds a net smelter return ("NSR") royalty of 1.5% and 2.0% on COSE and Joaquin mines, respectively.

El Realito

Agnico Eagle Mines Limited ("Agnico") disclosed in their news release on October 23, 2019 that recent drilling at El Realito project located adjacent to the operating La India mine in Sonora Mexico suggests there could be an improved strip ratio and increased mineral resources inside the current life of mine reserve pit design. The highlight of the pit expansion drilling is 1.3 g/t gold and 4 g/t silver over 17.7 metres. At the end of the third quarter of 2019, 11,278 metres were drilled at El Realito. The company also drilled its first two exploration holes at the Los Tubos target directly south of the El Realito deposit during the third quarter of 2019.

Metalla holds a 2.0% NSR on the El Realito property.

Santa Gertrudis

Agnico conducted its largest drill program in Mexico at Santa Gertrudis in 2019, drilling a total of 35,709 metres as of the end of the third quarter. Drilling was completed throughout the 42,000-hectare Santa Gertrudis property greater than the 29,000 metres that were budgeted due to the success at the Amelia deposit discovery. Drilling at the Amelia deposit totaled 15,056 metres at the end of Q3 2019 and resulted in an increase in the strike of the Amelia deposit to a total of 800 metres; the deposit remains open along strike and at depth. Notable highlights from Agnico's news release dated October 23, 2019 include 6.4 g/t gold over 7 metres and 9.6 g/t gold over 6 metres.

Metalla holds a 2.0% NSR on the Santa Gertrudis property.

Agnico will be releasing further updates on El Realito and Santa Gertrudis in their year-end update on February 14, 2020, along with expected updated mineral resource estimates for both assets. Metalla expects an increase to the resource base for both Santa Gertrudis and El Realito.

Fifteen Mile Stream

St Barbara Limited ("St Barbara") disclosed in their news release January 22, 2020, they continue to have exploration success at Fifteen Mile Stream as it continues to enlarge the planned reserve pits and delineate potential satellite pits along trend.

At Seloam Brook, 700 metres west of the Plenty deposit, significant mineralization was intercepted suggesting the potential to be a pit extension of the main Fifteen Mile Stream proposed pits. Notable near surface highlights include 1.19 g/t over 6 metres and 2.85 g/t over 3 metres.

At the main Hudson and Egerton MacLean zones, shallow high-grade mineralization has been discovered that will aid in connecting the Egerton and Hudson pits. The best result was 3.21 g/t at 6 metres. West of Egerton, St Barbara intercepted lateral continuity of shallow mineralization 100 metres west of the current resource with a 1.98 g/t over 7 metres. East of Egerton-MacLean and west of 149, the gap continues to be shortened as mineralization was intercepted at 6.84 g/t over 1 metre.

At the 149 deposit, drilling continued to confirm the potential for 149 to be a satellite pit for Fifteen Mile Stream. Extensional drilling 60 metres to the east intercepted 0.86 g/t over 56 metres and 1.03 g/t over 16 metres near surface. Drilling to the south of identified a disseminated halo of mineralization extending over 230 metres of strike length with notable hits of 1.41 g/t over 6 metres and 1.39 g/t over 11 metres. 400 metres east of the 149 Deposit, initial results suggest that mineralization may be extended into a new zone call 149 extension intercepting 1.31 g/t over 22 metres.

Metalla holds a 1% NSR on the Hudson, Egerton-Maclean, 149 and the majority of the Plenty deposit and a 3% NSR on the remainder of Plenty and Seloam Brook.

Endeavor Mine Silver Stream(1)

The operator of the Endeavor Mine in Cobar, Australia, CBH Resources Limited ("CBH"), has completed their internal studies and reports that has outlined a substantial mineralized zone known as the Deep Zinc Lode "DZL", located roughly 200 meters below the limits of the current mine infrastructure. The silver stream held by Metalla covers 100% of the silver within the DZL mineralized zone. CBH has disclosed to Metalla that the DZL will add an indicated resource of 1.93 million ounces of silver (1.37 million tonnes @ 43.8 g/t) and inferred resource of 1.68 million ounces of silver (1.31 million tonnes @ 39.9 g/t) with expected recoveries of 90% on zinc and 30% on silver.

June 2019 DZL Resources
	Mt	Zn%	Pb%	Ag g/t	Pb+Zn%	Ag Moz
Indicated	1.37	8.2	0.7	43.8	8.9	1.9
Inferred	1.31	7.3	0.8	39.9	8.1	1.7

Source: CBH Resources, reported net of a 5% Pb + Zn cutoff

CBH has estimated a total of US$28.7M in capital and operating costs will need to be spent before the start of production on the DZL and timeline of approximately 18 months to complete development. CBH has initiated a formal sale process that is now underway for the Endeavor mine which is expected to be completed in the first half of 2020. As part of this process CBH has further implemented a reduction in the workforce and the mine has been placed on care and maintenance until a decision is made to develop the DZL.

Metalla has the right to buy 100% of the silver production up to 20 million ounces from the Endeavor Mine for an operating cost contribution of US$1.00 each ounce of payable silver, indexed annually for inflation, plus a further increment of 50% of the silver price in excess of US$7.00 per oz.

New Luika Silver Stream

Shanta Gold Limited ("Shanta") disclosed in their news release on January 16, 2020 that their annual production for 2019 totaled 84.5 thousand oz. of gold, ahead of their guidance of 80-84 thousand oz. for the year at NGLM located in Tanzania. Shanta also announced that it added 135 thousand oz. of gold reserves to the current mine plan during the year, net of depletion.

For 2020, Shanta has disclosed guidance of 80-85 thousand oz. and a 65% increase in its exploration budget to US$5M over 2019.

Metalla holds a 15% interest in a silver stream on NLGM at an ongoing cost of 10% of spot.

Zaruma

Titan Minerals Ltd. ("Titan") announced by news release on January 14, 2020 they have been successful in their offer to purchase all of the issued and outstanding common shares of Core Gold, the owner of the Zaruma mine in Ecuador. Titan has stated they will become an emerging Latin American focused gold explorer, developer and producer with greater scale.

Metalla holds a 1.5% NSR on the Zaruma mine.

Dufferin East

On November 18, 2019 Aurelius Minerals Inc. announced an agreement to acquire the Dufferin gold mine from Sprott Resource Lending for US$8M in total consideration, which transaction is expected to close in the first quarter of 2020.

Metalla holds a 1.0% NSR on the Dufferin East deposit.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla.  Mr. Beaudry is a QP as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email:  info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Non-IFRS Measures

The items marked above are alternative performance measures and readers should refer to non-international financial reporting standards ("IFRS") financial measures in the Company's Management's Discussion and Analysis for the six months ended November 30, 2019 as filed on SEDAR and as available on the Company's website for further details. Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by IFRS including average cash cost per ounce of attributable silver, average realized price per ounce of attributable silver, and cash margin. Average cost per ounce of attributable silver is calculated by dividing the cash cost of sales, plus applicable selling charges, by the attributable ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash margin is calculated by subtracting the average cash cost per ounce of attributable silver from the average realized price per ounce of attributable silver. The Company presents cash margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

Technical and Third Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interest. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Note 1 - The disclosure herein and relating to the Endeavor mine is based on information prepared and disclosed by CBH and their parent company TOHO Zinc and can be found at http://www.toho-zinc.co.jp/. The information and data is available in the public domain as at the date hereof, and none of this information has been independently verified by the Company or is supported by a technical report prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.  While the Company has requested additional information from CBH, it has not received access to the necessary data from CBH and is not able to obtain the necessary information from the public domain to prepare a technical report. Mineral resources are not mineral reserves and by definition do not demonstrate economic viability. Readers are cautioned that inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically.  As a result, the Company cautions readers that there is no certainty that the projected silver production will be realized. Specifically, as a stream holder, the Company has limited, if any, access to the Endeavor mine. The Company is dependent on (i) CBH and their qualified persons to provide information to the Company, or (ii) publicly available information to prepare disclosure pertaining to the Endeavor mine and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to exploration potential, future development, production, recoveries and other anticipated or possible future developments on the properties on which the Company holds royalty and stream interests or relating to the companies owning or operating such properties; current and potential future estimates of mineral reserves and resources; future cash generation; the timing of the sale or other disposition of companies or mining properties; and the potential for Metalla to become one of the leading precious metal royalty and streaming companies. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: changes in commodity prices; lack of control over mining operations; exchange rates; delays in or failure to receive payments; delays in construction; delays in the sale of the mines; third party reporting; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.